ASML 2025 Third-Quarter Veldhoven, the Netherlands October 15, 2025 ASML reports €7.5 billion total net sales and €2.1 billion net income in Q3 2025 Full-year 2025 expected total net sales growth of around 15% with gross margin around 52% Exhibit 99.2

Page 2October 15, 2025 Public • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3October 15, 2025 Investor key messages

Page 4October 15, 2025 Public Investor key messages • The semiconductor industry remains strong, driven by artificial intelligence adoption across an expanding applications space and is expected to surpass $1 trillion in revenue by 2030 • The industry will require major innovations to address AI power consumption and cost challenges • Our customers remain at the core of our strategy and we believe that lithography will remain at the heart of their innovation. We anticipate that an increased number of critical lithography exposures for advanced logic and memory processes will be required • Our flexible and versatile portfolio is well positioned to address all customer needs as we extend holistic lithography to support 3D integration, improve DUV and EUV performance and cost effectiveness and scale EUV technology well into the next decade • Based on different market and lithography intensity scenarios, as presented during our Investor Day in November 2024, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion with a gross margin between approximately 56% and 60% • ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG • We expect to continue to return significant amounts of cash to our shareholders through growing dividends and share buybacks

Page 5October 15, 2025 Business summary

Page 6October 15, 2025 Public 1 Installed Base Management equals our net service and field option sales. 2 Income from operations as a percentage of total net sales. 3 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Q3 results summary Numbers have been rounded for readers' convenience. Q3 2025 Total net sales €7.5 billion Net system sales €5.6 billion Installed Base Management1 sales €2.0 billion Gross Margin 51.6% Operating margin2 32.8% Net income as a percentage of total net sales 28.3% Earnings per share (basic) €5.49 Net bookings3 €5.4 billion of which EUV bookings €3.6 billion

Page 7October 15, 2025 Public XT:260 shipped, 1st product serving Advanced Packaging Offering up to 4x productivity compared to existing solutions

Page 8October 15, 2025 Public Memory 31% Logic 69% Net system sales breakdown (Quarterly) End-Use Memory 35% Logic 65% Sales in lithography units 9 38 4 11 10 EUV ArFi ArFdry KrF I-line Sales in lithography units 11 31 4 16 14 EUV ArFi ArFdry KrF I-line Q3’25 Net system sales €5,554 million Q2’25 Net system sales €5,596 million EUV 48% ArFi 43% ArF Dry 2% KrF 4% I-line 1% Metrology & Inspection 2% USA 10% South Korea 19% Taiwan 35% China 27% Japan 5% Rest of Asia 2% EMEA 2% Technology EUV 38% ArFi 52% ArF Dry 2% KrF 3% I-line 1% Metrology & Inspection 4% Region (ship to location) USA 6% South Korea 18% Taiwan 30% China 42% Japan 1% Rest of Asia 3%

Page 9October 15, 2025 Public Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales. Total net sales by End-use To ta l N et S al es (€ , i n m ill io ns ) 18,611 21,173 27,559 28,263 22,949 4,064 5,453 5,954 8,574 6,113 9,589 9,977 15,985 13,195 10,777 4,958 5,743 5,620 6,494 6,059 2021 2022 2023 2024 2025 0 10,000 20,000 30,000 through Q3

Page 10October 15, 2025 Public Net systems bookings1 activity by End-use (Quarterly) Q3’25 net system bookings €5,399 million Q2’25 net system bookings €5,541 million Memory 16% Logic 84% 1 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Memory 47% Logic 53%

Page 11October 15, 2025 Public • In Q3, ASML paid an interim dividend of €1.60 per ordinary share • The second quarterly interim dividend over 2025 will be €1.60 per ordinary share and will be made payable on November 6, 2025 • In Q3 2025 we purchased around 218 thousand shares for a total amount of around €148 million • ASML does not expect to complete the €12 billion share buyback program in full within the 2022-2025 timeframe. We intend to announce a new share buyback program in January 2026 € bi llio n Cash return (cumulative) up to 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 0 5 10 15 20 25 30 35 40 45 A nn ua liz ed d iv id en d (€ ) Dividend 1.601.20 1.40 2.10 2.40 2.75 5.50 5.80 6.10 6.40 1.60 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 0 1 2 3 4 5 6 7 Cash return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend through Q3 Interim dividend (paid) Interim dividend (to be paid)

Page 12October 15, 2025 Outlook

Page 13October 15, 2025 Public Outlook 1 Installed Base Management equals our net service and field option sales. 2 Relative to 2024 Q4 2025 Total net sales between €9.2 billion and €9.8 billion of which Installed Base Management1 sales around €2.1 billion Gross margin between 51% and 53% R&D costs around €1.2 billion SG&A costs around €320 million FY 2025 Expected total net sales growth2 around 15% Gross margin around 52% Annualized effective tax rate around 17%

Page 14October 15, 2025 Financial Statements

Page 15October 15, 2025 Public Consolidated statements of operations Quarter on Quarter (in millions €, except otherwise indicated) Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Total net sales 7,467 9,263 7,742 7,692 7,516 Gross profit 3,793 4,790 4,180 4,130 3,880 Gross margin % 50.8 51.7 54.0 53.7 51.6 R&D costs (1,055) (1,116) (1,161) (1,167) (1,109) SG&A costs (297) (318) (281) (299) (303) Income from operations 2,441 3,356 2,738 2,664 2,468 Operating income as a % of total net sales 32.7 36.2 35.4 34.6 32.8 Net income 2,077 2,693 2,355 2,290 2,125 Net income as a % of total net sales 27.8 29.1 30.4 29.8 28.3 Earnings per share (basic) € 5.28 6.85 6.00 5.90 5.49 Earnings per share (diluted) € 5.28 6.84 6.00 5.90 5.48 Lithography systems sold (units) 1 116 132 77 76 72 Net bookings 2 2,633 7,088 3,936 5,541 5,399 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 16October 15, 2025 Public Consolidated statements of cash flows Quarter on Quarter (in millions €) Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Cash and cash equivalents, beginning of period 4,814 4,979 12,736 9,098 7,243 Net cash provided by (used in) operating activities 950 9,545 (58) 748 559 Net cash provided by (used in) investing activities (215) (1,233) (416) (428) (1,928) Net cash provided by (used in) financing activities (565) (567) (3,151) (2,164) (742) Effect of changes in exchange rates on cash (4) 12 (12) (11) (6) Net increase (decrease) in cash and cash equivalents 166 7,757 (3,637) (1,855) (2,117) Cash and cash equivalents, end of period 4,979 12,736 9,098 7,243 5,126 Short-term investments 5 5 5 5 2 Cash and cash equivalents and short-term investments 4,985 12,741 9,104 7,249 5,128 Purchases of property, plant and equipment and intangible assets (416) (706) (417) (429) (315) Free cash flow 1 534 8,839 (475) 319 244 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 17October 15, 2025 Public Consolidated balance sheets Quarter End (in millions €) Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Assets Cash & cash equivalents and short-term investments 4,985 12,741 9,104 7,249 5,128 Accounts receivable and finance receivables, net 6,171 4,877 5,132 5,703 6,030 Contract assets 554 321 407 275 367 Inventories, net 11,414 10,892 11,025 11,576 11,763 Loans receivable 929 1,457 1,461 1,463 1,876 Other assets 2,519 2,731 2,708 2,810 2,493 Tax assets 2,263 2,224 2,004 1,929 1,932 Equity method investments 1,083 903 939 1,029 1,109 Equity investments — — — — 1,227 Goodwill 4,589 4,589 4,589 4,589 4,589 Other intangible assets 653 621 592 566 556 Property, plant and equipment 6,212 6,847 7,153 7,296 7,681 Right-of-use assets 394 387 365 365 346 Total assets 41,766 48,590 45,479 44,849 45,097 Liabilities and shareholders' equity Current liabilities 16,026 20,051 18,124 18,616 19,225 Non-current liabilities 9,589 10,062 9,854 8,615 6,879 Shareholders' equity 16,151 18,477 17,501 17,618 18,993 Total liabilities and shareholders' equity 41,766 48,590 45,479 44,849 45,097 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 18October 15, 2025 Public This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets, expected trends in product mix and geography, and business environment trends, expected growth in the semiconductor industry by 2030, statements with respect to AI including goals for use of AI in our portfolio and the expected impact of AI demand on our business, industry and results, statements with respect to EUV adoption, our expectation that lithography will remain at the heart of customer innovation, expected increase in critical lithography exposures, statements with respect to our product portfolio, our expectation that customer fundamentals remain strong, expected reduction in level of business uncertainty, expected demand, shipments, bookings, outlook of market segments, outlook and expected financial results including outlook and expected results for Q4 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook and expected financial results for full year 2025, including expected full year 2025 total net sales and growth, gross margin, and estimated annualized effective tax rate and expected IBM sales, expectation of a very strong fourth quarter, and expectations with respect to EUV and DUV sales in 2026, expectations with respect to total 2026 net sales, statements made at our 2024 Investor Day, including modelled revenue and gross margin opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, expectations with respect to our 2022-2025 share buyback program and plan to announce a new share buyback program in January 2026, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the ultimate impact of AI on our industry and business and semiconductor demand, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies and products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of recent and future changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements